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UNITED STATES
š AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 48279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Third Avenue, 4th Floor
                                    (No. and Street)

New York   New York   10022
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Hunter   (212)   326-5153
                                             (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                     (Name – *If individual, state last, first, middle name*)

4 Becker Farm Road   Roseland   New Jersey   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

OATH OR AFFIRMATION

I,___Tamara Hunter_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Handelsbanken Markets Securities, Inc._____ , as of ___December 31_____ ,20 07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

FRANK DiORIO
Notary Public, State of New York
No. 01DI5018829
Qualified in Queens County
Commission Expires Oct. 12, ___2009___

_____
Notary Public

_____
Signature

EXECUTIVE REPRESENTATIVE
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of
Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Handelsbanken Markets Securities, Inc.

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company"), a wholly owned subsidiary of Svenska Handelsbanken AB, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc. a wholly owned subsidiary of Svenska Handelsbanken AB, as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 20, 2008

1

Affiliated Offices Worldwide

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	7,729,356
Receivables from brokers and dealers, including clearing deposit of $50,000		2,290,547
Receivables from customers		11,301,000
Furniture and equipment, net		115,201
Prepaid income taxes		1,593,625
Deferred tax assets, net		4,567
Other assets		131,770
	$	23,166,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to customers	$	1,590,943
Payable to brokers and dealers		11,301,000
Due to affiliates		383,481
Accounts payable and accrued expenses		3,766,538
Total liabilities		17,041,962
Liabilities subordinated to claims of general creditors		2,000,000

Stockholder's equity

Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	2,599,990
Retained earnings	1,524,104
Total stockholder's equity	4,124,104
$ 23,166,066	

See accompanying notes to financial statements.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all the Company's financial instruments are carried at, or approximate, fair value.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers include monies due on cash and margin transactions.

Furniture and Equipment, net

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-line
Computer equipment	5 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date-basis.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Commission Income

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Furniture and equipment

Details of furniture and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	88,656
Computer equipment		191,286
		279,942
Less accumulated depreciation		164,741
	$	115,201

3. Liabilities subordinated to claims of general creditors

At December 31, 2007, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on January 2, 2011 and bears interest at 3.4% per annum. Interest expense related to this loan was approximately $69,000 for the year ended December 31, 2007.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS

---

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-3, in accordance with the Alternative Net Capital Requirement, which requires that the maintenance of minimum net capital shall not be less than $250,000. At December 31, 2007, the Company's net capital was approximately $3,625,000, which was approximately $3,375,000 in excess of its minimum requirement of $250,000.

5. Exemption from Rule 15c3-3

The Company operates pursuant to exemption (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, settles all transactions on a delivery-versus-payment/receipt-versus-payment basis. Additionally, the Company has an introducing agreement with a clearing broker pursuant to section (k)(2)(ii).

6. Income taxes

The provision for income taxes consists of the following:

Current		
Federal	$	49,400
State and local		71,613
		121,013
Deferred		
Federal		105,653
State and local		31,102
		136,755
	$	257,768

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2007 are as follows:

Deferred tax assets, net:		
Depreciation	$	(7,653)
Vacation accrual		9,569
Other		2,651
	$	4,567

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS

---

6. Income taxes (continued)

Deferred tax assets, net, at December 31, 2007 represents the anticipated federal, state and local tax benefits that are expected to be realized in the future upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there are no valuation allowances recorded against the deferred tax assets at December 31, 2007.

7. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

8. Related party transactions

During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

For the year ended December 31, 2007, the Company received commission income of $10,253,039 from the Parent relating to transactions with the Parent and affiliates. Commissions receivable from the Parent amounted to $516,519 at December 31, 2007 and are included in receivables from brokers and dealers in the accompanying statement of financial condition. In addition, the Company clears all of its customer transactions in foreign securities through the Parent and affiliates. The related clearance fees charged by the Parent and affiliates amounted to $2,484,032 for the year ended December 31, 2007 and are included in floor brokerage, exchange, and clearance fees in the accompanying statement of operations.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. For the year ended December 31, 2007, expenses allocated to the Company by the Branch were approximately $918,000 and are included in the statement of operations. At December 31, 2007, the Company owed the Branch approximately $383,000, representing the December 2007 expenses paid by the Branch.

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS

---

9. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $22,500 per employee, to the Plan. The Company incurred expenses of $256,792 for the year ended December 31, 2007 related to its contribution to the Plan, which is included in employee compensation and benefits in the statement of operations.

10. Contingencies

During 2006, the Internal Revenue Service ("IRS") commenced an audit of the Company's federal income tax return for the year ended December 31, 2004. In 2007, the Company received a letter from the IRS stating that there would be no changes based on its audit.

